                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 8-B


                   FOR REGISTRATION OF SECURITIES OF CERTAIN
                            SUCCESSOR ISSUERS FILED
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                PG&E Corporation
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             (Exact Name of Registrant as specified in its charter)


      California                                              94-3234914
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(State of Incorporation)                                     (IRS Employer
                                                             Identification No.)


77 Beale Street, P.O. Box 770000, San Francisco, California          94177
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(Address of principal executive offices)                           (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class           Name of each exchange on which
to be so registered           each class is to be registered
-------------------           ------------------------------

Common Stock                  New York Stock Exchange and Pacific
without par value             Stock Exchange
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Securities to be registered pursuant to section 12(g) of the Act:

                                      None
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                                (Title of Class)
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Item 1.   General Information

     The registrant, PG&E Corporation, was organized on November 17, 1995 as a corporation under the laws of the State of California. The registrant's fiscal year ends on December 31. The registrant has filed a registration statement on Form S-4 (the "Form S-4") under the Securities Act of 1933, as amended, with respect to the issuance of certain shares of the registrant's common stock, without par value (Registration No. 333-1103).

Item 2.   Transaction of Succession

     Pacific Gas and Electric Company, a California corporation ("PG&E"), formed the registrant for the purpose of creating a holding company structure. The structure will result from a merger (the "Merger") of a second-tier subsidiary of PG&E (PG&E Merger Company) with and into PG&E, whereby the registrant, a first-tier subsidiary of PG&E (and the parent of PG&E Merger Company), will become the parent of PG&E. The transaction is more fully explained in the proxy statement and prospectus of PG&E and the registrant which is included as part of the Form S-4 and which is an exhibit hereto.

     The common stock, $5 par value, of PG&E is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "1934 Act"). In addition, all series of PG&E's First Preferred Stock, with par value of $25 per share, are registered pursuant to Section 12(b) of the 1934 Act (and will remain so registered despite the Merger). The Merger will cause shares of PG&E's common stock, $5 par value, to be converted, on a share-for-share basis, into shares of the registrant's common stock, without par value. Issued and outstanding shares of PG&E's First Preferred Stock, with par value of $25 per share, will remain outstanding and be unaffected by the Merger.

                                       2
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Item 3.   Securities to be Registered

     The registrant is authorized to issue 800,000,000 shares of the registrant's common stock, without par value. Upon the effectiveness of the Merger, approximately 409,964,990 shares of the registrant's common stock, without par value, will be issued and outstanding, none of which will be held by or for the account of the registrant.

Item 4.   Description of Registrant's Securities to be Registered

     The registrant's common stock, without par value, is described in the proxy statement and prospectus of PG&E and the registrant which is included as part of the Form S-4 and which is an exhibit hereto. The section entitled "Item No. 2:
Formation of a Holding Company Structure--Articles of Incorporation and Bylaws of ParentCo" is incorporated herein by reference.

Item 5.   Financial Statements and Exhibits

     Financial Statements.

          As provided in Instruction (a) of Instructions to Financial Statements for Form 8-B, no financial statements are required to be filed herewith because the capital structure and balance sheet of the registrant immediately after the Merger will be substantially the same as those of PG&E immediately prior to the Merger.

     Exhibits.

     1    Agreement of Merger

     2 The Proxy Statement and Prospectus (contained in the Registration Statement on Form S-4 of the registrant (Registration No. 333-1103) and incorporated herein by reference).

     3.1  Restated Articles of Incorporation of the Registrant

     3.2  Bylaws of the Registrant

     4 First and Refunding Mortgage of PG&E dated December 1, 1920, and supplements thereto dated April 23, 1925, October 1, 1931, March 1, 1941, September 1, 1947, May 15, 1950, May 1, 1954, May 21, 1958,
          November 1, 1964, July 1, 1965, July 1, 1969, January 1, 1975, June
          1, 1979, August 1, 1983, and December 1, 1988 (Registration No. 2-1324, Exhibits B-1, B-2, B-3; Registration No. 2-4676, Exhibit B-22; Registration No. 2-7203, Exhibit

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          B-23; Registration No. 2-8475, Exhibit B-24; Registration No. 2-10874,
          Exhibit 4B; Registration No. 2-14144, Exhibit 4B; Registration No. 2-22910, Exhibit 2B; Registration No. 2-23759, Exhibit 2B; Registration No. 2-35106, Exhibit 2B; Registration No. 2-54302, Exhibit 2C; Registration No. 2-64313, Exhibit 2C; Registration No. 2-86849,
          Exhibit 4.3; PG&E's Form 8-K dated January 18, 1989 (File No. 1-2348),
          Exhibit 4.2).

     10.1 Firm Transportation Service Agreement between PG&E and Pacific Gas Transmission Company dated October 26, 1993 (PG&E's Form 10-K for fiscal year 1993 (File No. 1-2348), Exhibit 10.4), rate schedule FTS-1, and general terms and conditions. (PG&E's Form 10-K for fiscal year 1995 (File No. 1-2348), Exhibit 10.1).

     10.2 Transportation Service Agreement as Amended and Restated between PG&E and El Paso Natural Gas Company dated November 1, 1993 (PG&E's Form 10-K for fiscal year 1993 (File No. 1-2348), Exhibit 10.5), rate schedule FT-1, and general terms and conditions. (PG&E's Form 10-K for fiscal year 1995 (File No. 1-2348), Exhibit 10.2).

     10.3 Diablo Canyon Settlement Agreement (Diablo Settlement) dated June 24, 1988 (PG&E's Form 8-K dated June 27, 1988) (File No. 1-2348), Exhibit 10.1), Implementing Agreement dated July 15, 1988 (PG&E's Form 10-Q for the quarter ended June 30, 1988 (File No. 1-2348), Exhibit 10.1), portions of the California Public Utilities Commission Decision No. 88-12-083, dated December 19, 1988, interpreting the Diablo Settlement (PG&E's Form 10-K for fiscal year 1988 (File No. 1-2348), Exhibit 10.4) and Settlement Agreement dated December 14, 1994, modifying the Diablo Settlement (PG&E's Form 10-K for fiscal year 1995 (File No. 1-
          2348), Exhibit 10.3).

     10.4 Pacific Gas and Electric Company Deferred Compensation Plan for Directors (PG&E's Form 10-K for fiscal year 1992 (File No. 1-2348),
          Exhibit 10.5).

     10.5 PG&E Corporation Deferred Compensation Plan for Directors.

     10.6 Pacific Gas and Electric Company Deferred Compensation Plan for Officers (PG&E's Form 10-K for fiscal year 1991 (File No. 1-2348),
          Exhibit 10.6).

     10.7 Savings Fund Plan for Employees of Pacific Gas and Electric Company applicable to non-union employees, as amended and restated effective as of January 1, 1997.

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

     10.8 Short-Term Incentive Plan for Officers of Pacific Gas and Electric Company, effective January 1, 1996 (PG&E's Form 10-K for fiscal year 1995 (File No. 1-2348), Exhibit 10.7).

     10.9 The Pacific Gas and Electric Company Retirement Plan applicable to non-union employees, as amended October 18, 1995, effective January 1, 1996 (PG&E's Form 10-K for fiscal year 1995 (File No. 1-2348),
           Exhibit 10.8).

     10.10 Pacific Gas and Electric Company Supplemental Executive Retirement Plan, as amended through October 16, 1991 (PG&E's Form 10-K for fiscal year 1991 (File No. 1-2348), Exhibit 10.11).

     10.11 Pacific Gas and Electric Company Relocation Assistance Program for Officers (PG&E's Form 10-K for fiscal year 1989 (File No. 1-2348),
           Exhibit 10.16).

     10.12 Pacific Gas and Electric Company Executive Flexible Perquisites Program (PG&E's Form 10-K for fiscal year 1993 (File No. 1-2348),
           Exhibit 10.16).

     10.13 PG&E Postretirement Life Insurance Plan (PG&E's Form 10-K for fiscal year 1991 (File No. 1-2348), Exhibit 10.16).

     10.14 PG&E Corporation Retirement Plan for Non-Employee Directors.

     10.15 Pacific Gas and Electric Company Retirement Plan for Non-Employee Directors.

     10.16 Executive Compensation Insurance Indemnity in respect of Deferred Compensation Plan for Directors, Deferred Compensation Plan for Officers, Supplemental Executive Retirement Plan and Retirement Plan for Non-Employee Directors (PG&E's Form 10-K for fiscal year 1991 (File No. 1-2348), Exhibit 10.19).

     10.17 PG&E Corporation Long-Term Incentive Program, as amended and restated effective as of January 1, 1997, including the PG&E Corporation Stock Option Plan, Performance Unit Plan and Restricted Stock Plan for Non-Employee Directors.

     21    Subsidiaries of the Registrant.

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                                   SIGNATURE
                                   ---------


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  December 20, 1996


                              PG&E CORPORATION


                              By:   /s/ Bruce R. Worthington
                                  --------------------------
                                 Name: Bruce R. Worthington
                                 Title:  General Counsel

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                                 EXHIBIT INDEX



 Exhibit No.                  Description
 -----------                  -----------
     1         Agreement of Merger

     2         The Proxy Statement and Prospectus (contained in the Registration
               Statement on Form S-4 of the registrant (Registration No. 333-
               1103) and incorporated herein by reference).

     3.1       Restated Articles of Incorporation of the Registrant

     3.2       Bylaws of the Registrant

     4 First and Refunding Mortgage of PG&E dated December 1, 1920, and supplements thereto dated April 23, 1925, October 1, 1931, March
               1, 1941, September 1, 1947, May 15, 1950, May 1, 1954, May 21,
               1958, November 1, 1964, July 1, 1965, July 1, 1969, January 1,
               1975, June 1, 1979, August 1, 1983, and December 1, 1988
               (Registration No. 2-1324, Exhibits B-1, B-2, B-3; Registration
               No. 2-4676, Exhibit B-22; Registration No. 2-7203, Exhibit B-23;
               Registration No. 2-8475, Exhibit B-24; Registration No. 2-10874,
               Exhibit 4B; Registration No. 2-14144, Exhibit 4B; Registration
               No. 2-22910, Exhibit 2B; Registration No. 2-23759, Exhibit 2B;
               Registration No. 2-35106, Exhibit 2B; Registration No. 2-54302,
               Exhibit 2C; Registration No. 2-64313, Exhibit 2C; Registration
               No. 2-86849, Exhibit 4.3; PG&E's Form 8-K dated January 18, 1989
               (File No. 1-2348), Exhibit 4.2).

     10.1      Firm Transportation Service Agreement between PG&E and Pacific
               Gas Transmission Company dated October 26, 1993 (PG&E's Form 10-K for fiscal year 1993 (File No. 1-2348), Exhibit 10.4), rate schedule FTS-1, and general terms and conditions. (PG&E's Form
               10-K for fiscal year 1995 (File No. 1-2348), Exhibit 10.1).

     10.2      Transportation Service Agreement as Amended and Restated between
               PG&E and El Paso Natural Gas Company dated November 1, 1993
               (PG&E's Form 10-K for fiscal year 1993 (File No. 1-2348), Exhibit
               10.5), rate schedule FT-1, and general terms and conditions.
               (PG&E's Form 10-K for fiscal year 1995 (File No. 1-2348), Exhibit
               10.2).



 Exhibit No.                  Description
 -----------                  -----------

     10.3      Diablo Canyon Settlement Agreement (Diablo Settlement) dated June
               24, 1988 (PG&E's Form 8-K dated June 27, 1988) (File No. 1-2348),
               Exhibit 10.1), Implementing Agreement dated July 15, 1988 (PG&E's
               Form 10-Q for the quarter ended June 30, 1988 (File No. 1-2348),
               Exhibit 10.1), portions of the California Public Utilities
               Commission Decision No. 88-12-083, dated December 19, 1988, interpreting the Diablo Settlement (PG&E's Form 10-K for fiscal year 1988 (File No. 1-2348), Exhibit 10.4) and Settlement
               Agreement dated December 14, 1994, modifying the Diablo
               Settlement (PG&E's Form 10-K for fiscal year 1995 (File No. 1-
               2348), Exhibit 10.3.

     10.4      Pacific Gas and Electric Company Deferred Compensation Plan for
               Directors (PG&E's Form 10-K for fiscal year 1992 (File No. 1-
               2348), Exhibit 10.5).

     10.5      PG&E Corporation Deferred Compensation Plan for Directors.

     10.6      Pacific Gas and Electric Company Deferred Compensation Plan for
               Officers (PG&E's Form 10-K for fiscal year 1991 (File No. 1-
               2348), Exhibit 10.6).

     10.7      Savings Fund Plan for Employees of Pacific Gas and Electric
               Company applicable to non-union employees, as amended and restated effective as of January 1, 1997.

     10.8      Short-Term Incentive Plan for Officers of Pacific Gas and
               Electric Company, effective January 1, 1996 (PG&E's Form 10-K for fiscal year 1995 (File No. 1-2348), Exhibit 10.7).

     10.9 The Pacific Gas and Electric Company Retirement Plan applicable to non-union employees, as amended October 18, 1995, effective
               January 1, 1996 (PG&E's Form 10-K for fiscal year 1995 (File No.
               1-2348), Exhibit 10.8).

     10.10     Pacific Gas and Electric Company Supplemental Executive
               Retirement Plan, as amended through October 16, 1991 (PG&E's Form
               10-K for fiscal year 1991 (File No. 1-2348), Exhibit 10.11).


                                       2
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

 Exhibit No.                  Description
 -----------                  -----------

     10.11 Pacific Gas and Electric Company Relocation Assistance Program for Officers (PG&E's Form 10-K for fiscal year 1989 (File No. 1-
               2348), Exhibit 10.16).

     10.12     Pacific Gas and Electric Company Executive Flexible Perquisites
               Program (PG&E's Form 10-K for fiscal year 1993 (File No. 1-2348),
               Exhibit 10.16).

     10.13 PG&E Postretirement Life Insurance Plan (PG&E's Form 10-K for fiscal year 1991 (File No. 1-2348), Exhibit 10.16).

     10.14     PG&E Corporation Retirement Plan for Non-Employee Directors.

     10.15     Pacific Gas and Electric Company Retirement Plan for Non-Employee
               Directors.

     10.16     Executive Compensation Insurance Indemnity in respect of Deferred
               Compensation Plan for Directors, Deferred Compensation Plan for
               Officers, Supplemental Executive Retirement Plan and Retirement
               Plan for Non-Employee Directors (PG&E's Form 10-K for fiscal year
               1991 (File No. 1-2348), Exhibit 10.19).

     10.17 PG&E Corporation Long-Term Incentive Program, as amended and restated effective as of January 1, 1997, including the PG&E
               Corporation Stock Option Plan, Performance Unit Plan and
               Restricted Stock Plan for Non-Employee Directors.

       21      Subsidiaries of the Registrant.

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